Exhibit 22.1
Comdisco Holding Company, Inc.
Subsidiaries of the Registrant as of December 3, 2012

Subsidiary State or Sovereign Power of Incorporation

Subsidiaries included in the Registrant’s consolidated financial statements:

Comdisco Canada Ltd	Ontario
Comdisco, Inc.	Delaware
Comdisco Ventures Fund A, LLC	Delaware
Comdisco de Mexico, S.A. de C.V	Mexico